UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

PRICE LEGACY CORP
------------------------------------------------------------
(Name of Issuer)


Common Stock
------------------------------------------------------------
(Title of Class of Securities)

74144P106
------------------------------------------------------------
(CUSIP NUMBER)


Jeffrey Bronchick, CIO
Reed, Conner & Birdwell, LLC
11111 Santa Monica Boulevard, Suite 1700
Los Angeles, CA  90025
Tel No. (310) 478-4005
------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


August 8, 2003
-----------------------------------------------------------
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this coverage page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP:  74144P106

---------------------------------------------------------------
1  NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
   PERSONS (ENTITIES ONLY)

   Reed Conner & Birdwell, LLC. I.R.S. Identification No. 95-4833644

---------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
							(a)  [   ]
   N/A							(b)  [   ]

---------------------------------------------------------------
3	SEC USE ONLY

---------------------------------------------------------------
4	SOURCE OF FUNDS

	00
---------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                      [   ]

      N/A

---------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

---------------------------------------------------------------
NUMBER OF	7	SOLE VOTING POWER		O
SHARES		---------------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER		3,500,189
OWNED BY	---------------------------------------------
EACH		9	SOLE DISPOSITIVE POWER		0
REPORTING       ---------------------------------------------
PERSON WITH	10	SHARED DISPOSITIVE POWER	3,500,189

---------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

	3,500,189

---------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*						[    ]

---------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.46%




---------------------------------------------------------------
14	TYPE OF REPORTING PERSON

	IA

Cusip # 74144P106
Item 1: Reporting Person, Donn B. Conner*
Item 4: OO
Item 6: USA
Item 7: 3,500,189
Item 8: None
Item 9: 3,500,189
Item 10: None
Item 11: 3,500,189
Item 13: 9.46%
Item 14: IN

Cusip # 74144P106
Item 1: Reporting Person,Jeffrey Bronchick*
Item 4: OO
Item 6: USA
Item 7: 3,500,189
Item 8: None
Item 9: 3,500,189
Item 10: None
Item 11: 3,500,189
Item 13: 9.46%
Item 14 IN


* Collectively referred to herein as "Control Persons"


Item 1.	Security and Issuer

The title of the class of equity security to which this statement relates is the Common Stock of PRICE LEGACY CORP whose principal executive offices are located at 17140 Bernardo Center Drive, Suite 300, San Diego, CA 92128

Item 2.	Identity & Background

(a)	Reed Conner & Birdwell, LLC.
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)	Investment Adviser
(d)	N/A
(e)	N/A
(f)	U.S.A.

(a)	Donn B. Conner
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)	President & CEO of RCB
(d)	N/A
(e)	N/A
(f)	U.S.A.

(a)	Jeffrey Bronchick
(b)	11111 Santa Monica Boulevard, Suite 1700, LA, CA  90025
(c)	CIO of RCB
(d)	N/A
(e)	N/A
(f)	U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration

Reed, Conner & Birdwell, LLC. in its capacity as an investment adviser will purchase on behalf of its' clients. No monies are borrowed for such an acquisition.


Item 4.	Purpose of Transaction

Reed, Conner & Birdwell, LLC. ("RCB") and its' Control Persons are referred to herein as the "Reporting Person." RCB is a registered investment advisor engaged in the business of securities analysis and investment and pursues an investment philosophy of identifying undervalued companies and purchasing shares of these companies. In order to achieve its clients' investment objectives, RCB may participate in discussions with company management or third parties concerning significant matters in which RCB may suggest possible courses of action to enhance shareholder value or cause recognition of what RCB perceives to be the company's true value. In such situations, RCB may acquire more than five percent of a company's equity securities in order to play a more active role in corporate governance and participate in discussions with third parties concerning proposed corporate transactions.


RCB has elected to convert its filing on Schedule 13G to a filing on Schedule 13D. RCB believes that the public announcement on July 22nd, 2003 of intra-director lawsuit which involves a Board level dispute over the future direction of Price Legacy's operations, ownership structure and a variety of financing alternatives, is an unwelcome turn of events that creates the potential for a variety of disputations that would impede the development of shareholder value. RCB is appalled that the three relevant parties: the management team, and the two groups of directors cannot engage in constructive and private dialogue to resolve far from unprecedented business and governance issues. RCB intends to talk to and meet with management, the Board of Directors and other interested parties in order to intelligently resolve these issues with a specific eye toward the representation of the common shareholders. RCB has not developed specific plans or proposals with respect to any of the foregoing but may do so in the future.

RCB believes that the common shares of Price Legacy are materially undervalued and that the environment is favorable for discussions of how to best achieve this value, either through an intelligent refinancing of the firm's capital structure and a continuation of the current strategy of converting development assets into earning assets; or the sale of the entire company to a third party.

The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts over which RCB has discretionary investment and voting power. In addition, the Reporting Person may in the future acquire additional securities of the Issuer on behalf of RCB's clients or dispose of some or all of RCB's current holdings of the Securities in the ordinary course of RCB's business and the management of it's client accounts.

Item 5.	Interest in Securities of the Issuer

(a) & (b) The Reporting Person has discretionary investment and voting power on 3,500,189 shares of common stock which constitutes approximately 9.46% of shares outstanding. All ownership percentages herein assume that there are
36.999 MM shares outstanding.

(c)	Transactions made by RCB within the last sixty days:


6/17/2003	S	170		3.63
6/19/2003	S	280		3.62
6/23/2003	S	7504		3.58
6/24/2003	S	870		3.68
6/27/2003	B	10808		3.78
7/14/2003	S	900		3.87
7/15/2003	S	175680		3.92
7/16/2003	S	950		3.88
7/22/2003	S	1000		3.83
7/23/2003	S	12130		3.94
7/25/2003	B  	9100		3.95
7/25/2003	B  	2240		3.95
7/25/2003	B  	2240		3.95
7/28/2003	B  	3400		3.95
7/29/2003	B  	3200		3.89
7/23/2003	B  	10600		3.95
7/15/2003	B  	150000		3.92
7/23/2003	B  	11800		3.95
7/31/2003	S	1105		3.83
7/31/2003	S	1180		3.83
7/31/2003	S	400		3.83
8/5/2003	S	1060		3.49

Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

Reed, Conner & Birdwell, LLC. and its' Control Persons entered into a joint filing agreement on August 8, 2003.


Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement by RCB and its' control persons.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2003

Reed Conner & Birdwell, LLC.

By:  /S/ Donn B. Conner
----------------------------------
Donn B. Conner, President & CEO

By:  /S/ Jeffrey Bronchick
----------------------------------
Jeffrey Bronchick, CIO

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(F)(1)


This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer."
The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules there under may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers states that they each satisfy the requirements for making a joint filing under Rule 13d-1.


Dated: August 8, 2003


By: /S/ Donn B. Conner
-----------------------------------
Donn B. Conner, President & CEO


By: /S/ Jeffrey Bronchick
-----------------------------------
Jeffrey Bronchick, CIO